SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                    OEA, INC.
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                                (Name of Issuer)

                          Common Stock ($.10 Par Value)
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                         (Title of Class of Securities)

                                    670826106
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                                 (CUSIP Number)



                                Michael A. Sabian
                           950 17th Street, Suite 2600
                                Denver, CO 80202
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    12/18/98
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" or the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 670826106                                                          13D
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(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudia F. Kafadar
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(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS):

         (a)  [ ]
         (b)  [x]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         00
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(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                       [   ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                                         (7)      SOLE VOTING POWER

                                                  887,411
                                         ---------------------------------------

                                         (8)      SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON                    0
WITH                                     ---------------------------------------

                                         (9)      SOLE DISPOSITIVE POWER

                                                  887,411
                                         ---------------------------------------

                                         (10)     SHARED DISPOSITIVE POWER

                                                  0
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         887,411
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                            [  ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.3
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(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
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Item 1:        Security and Issuer

               Common Stock

               OEA, Inc.
               34501 E. Quincy Avenue
               P.O. Box 100488
               Denver, CO 80250

Item 2:        Identity and Background

               a.       Claudia F. Kafadar

               b.       5272 E. Nassau Circle, Englewood, CO 80110

               c.       None

               d.       None

               e.       None

               f.       U.S.A.

Item 3:        Source and Amount of Funds or Other Consideration

               The transaction which made the Reporting Person subject to reporting was appointment upon the death of Ahmed D. Kafadar as co-trustee with four other persons of a trust which holds 1,167, 597 shares of OEA, Inc. No funds are involved.

               On June 2, 1998, the Reporting Person became the co-trustee with the same four other persons of a trust which holds an additional 1,389,984 shares of OEA, Inc. No funds are involved.

               On June 18, 1998, the trusts distributed 582,618 shares of OEA, Inc. to the Reporting Person.

               On December 18, 1998, the trusts distributed 221,415 shares of OEA, Inc. to the Reporting Person, and she resigned as a trustee.

Item 4:        Purpose of Transaction

               See Item 3.

               All 5 co-trustees must agree unanimously to take action on behalf of the trust. There is no understanding among the co-trustees to act together. Accordingly, the Reporting Person has no plan or proposal with regard to OEA, Inc. securities.

Item 5:        Interest in Securities of the Issuer

               (a) 887,411 shares; 4.3%. The reporting Person is not a member of a group.

               (b)  See Cover Page, nos. 7,8,9 and 10

               (c)  None.

               (d)  None.

               (e)  None.

               Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               None

Item 7:        Material to be Filed as Exhibits

               None


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 January 9, 1999                         /s/ Claudia F. Kafadar
------------------                       ---------------------------------------
      Date                               Signature


                                         Claudia F. Kafadar
                                         ---------------------------------------
                                         Name/Title




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